UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(RULE 13d - 102)

Information to be included in statements filed pursuant
to Rules 13d-1(b), (c) and (d) and amendments thereto filed
pursuant to 13d-2(b)

(AMENDMENT NO.1)*

The Bon-Ton Stores, Inc.
(Name of Issuer)

Common Stock, par value $.01
(Title of Class of Securities)

09776J101
(CUSIP Number)

December 31, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule
pursuant to which this Schedule is filed:

[ ]        Rule 13d-1(b)
[x]        Rule 13d-1(c)
[ ]        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               TCM MPS Series Fund LP – Distressed Series

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             435,232

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             435,232

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             435,232

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             2.8%

12.     TYPE OF REPORTING PERSON*

             PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               TCM MPS Series Fund LP – Crossways Series

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             80,540

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             80,540

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             80,540

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             0.5%

12.     TYPE OF REPORTING PERSON*

             PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               TCM MPS LTD. SPC - Distressed Segregated Portfolio

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             302,325

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             302,325

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             302,325

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             1.9%

12.     TYPE OF REPORTING PERSON*

             CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               TCM MPS LTD. SPC – ORYX Segregated Portfolio

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             154,700

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             154,700

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             154,700

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             1.0%

12.     TYPE OF REPORTING PERSON*

             CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Troob Capital Management LLC

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             515,772

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             515,772

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             515,772

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             3.3%

12.     TYPE OF REPORTING PERSON*

             OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Troob Capital Management (Offshore) LLC

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             457,025

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             457,025

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             457,025

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             2.9%

12.     TYPE OF REPORTING PERSON*

             OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Douglas M. Troob

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             972,797

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             972,797

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             972,797

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             6.2%

12.     TYPE OF REPORTING PERSON*

             IN, HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Peter J. Troob

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             972,797

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             972,797

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             972,797

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             6.2%

12.     TYPE OF REPORTING PERSON*

             IN, HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of common stock (the "Common Stock") of The Bon-Ton Stores, Inc. (the "Issuer") beneficially owned by the Reporting Persons identified below as of December 31, 2009, and amends and supplements the Schedule 13G filed on November 6, 2009 (collectively, the "Schedule 13G").  Except as set forth herein, the Schedule 13G is unmodified.

The names of the persons filing this statement on Schedule 13G are (collectively, the “Reporting Persons”):

•	TCM MPS Series Fund LP – Distressed Series (the “DS Fund”),
•	TCM MPS Series Fund LP – Crossways Series (the “Crossways Fund”),
•	TCM MPS Ltd. SPC - Distressed Segregated Portfolio (the “Distressed Segregated Portfolio”),
•	TCM MPS Ltd. SPC - ORYX Segregated Portfolio (the “ORYX Portfolio”),
•	Troob Capital Management LLC (“Management LLC”),
•	Troob Capital Management (Offshore) LLC (“Offshore Management LLC”),
•	Douglas M. Troob and
•	Peter J. Troob.

      Management LLC is the general partner of each of the DS Fund and the Crossways Fund.  Offshore Management LLC is the investment manager of each of the Distressed Segregated Portfolio and ORYX Portfolio.  Douglas Troob and Peter Troob are the managing members of each of Management LLC and Offshore Management LLC.

ITEM 4.         OWNERSHIP.

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)   Amount beneficially owned:

Collectively, the Reporting Persons beneficially own 972,797 shares of Common Stock.

The DS Fund individually beneficially owns 435,232 shares of Common Stock, consisting of: (i) 118,532 shares of Common Stock and (ii) call options exercisable for an additional 316,700 shares of Common Stock.

The Crossways Fund individually beneficially owns 80,540 shares of Common Stock, consisting of: (i) 21,940 shares of Common Stock and (ii) call options exercisable for an additional 58,600 shares of Common Stock.

The Distressed Segregated Portfolio individually beneficially owns 302,325 shares of Common Stock, consisting of: (i) 82,325 shares of Common Stock and (ii) call options exercisable for an additional 220,000 shares of Common Stock.

The ORYX Segregated Portfolio individually beneficially owns 154,700 shares of Common Stock, consisting of: (i) 40,000 shares of Common Stock and (ii) call options exercisable for an additional 114,700 shares of Common Stock.

Management LLC is deemed to beneficially own the shares of Common Stock beneficially owned by the DS Fund and the Crossways Fund.

Offshore Management LLC is deemed to beneficially own the shares of Common Stock beneficially owned by the Distressed Segregated Portfolio and ORYX Portfolio.

Douglas Troob and Peter Troob are deemed to beneficially own the shares of Common Stock beneficially owned by Management LLC and Offshore Management LLC.

(b)	Percent of Class:

Collectively, the Reporting Persons’ beneficial ownership of 972,797 shares of Common Stock represents 6.2% of the outstanding shares of Common Stock.

The DS Fund’s individual beneficial ownership of 435,232 shares of Common Stock represents 2.8% of all the outstanding shares of Common Stock.

The Crossways Fund’s individual beneficial ownership of 80,540 shares of Common Stock represents 0.5% of all the outstanding shares of Common Stock.

The Distressed Segregated Portfolio’s individual beneficial ownership of 302,325 shares of Common Stock represents 1.9% of all the outstanding shares of Common Stock.

The ORYX Portfolio’s individual beneficial ownership of 154,700 shares of Common Stock represents 1.0% of all the outstanding shares of Common Stock.

Management LLC’s individual beneficial ownership of 515,772 shares of Common Stock represents 3.3% of all the outstanding shares of Common Stock.

Offshore Management LLC’s individual beneficial ownership of 457,025 shares of Common Stock represents 2.9% of all the outstanding shares of Common Stock.

Each of Douglas Troob’s and Peter Troob’s individual beneficial ownership of 972,797 shares of Common Stock represents 6.2% of the outstanding shares of Common Stock.

(c)    Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

 Not applicable.

(ii)	Shared power to vote or to direct the vote of shares of Common Stock:

 The DS Fund, Management LLC, Douglas Troob and Peter Troob have the shared power to vote or direct the vote of the 435,232 shares of Common Stock individually beneficially owned by the DS Fund.

The Crossways Fund, Management LLC, Douglas Troob and Peter Troob have the shared power to vote or direct the vote of the 80,540 shares of Common Stock individually beneficially owned by the Crossways Fund.

The Distressed Segregated Portfolio, Offshore Management LLC, Douglas Troob and Peter Troob have the shared power to vote or direct the vote of the 302,325 shares of Common Stock individually beneficially owned by the Distressed Segregated Portfolio.

The ORYX Portfolio, Offshore Management LLC, Douglas Troob and Peter Troob have the shared power to vote or direct the vote of the 154,700 shares of Common Stock individually beneficially owned by the ORYX Portfolio.

(iii)	Sole power to dispose or to direct the disposition of shares of Common Stock:

Not applicable.

(iv)	Shared power to dispose or to direct the disposition of shares of Common Stock:

The DS Fund, Management LLC, Douglas Troob and Peter Troob have the shared power to dispose or to direct the disposition of the 435,232 shares of Common Stock individually beneficially owned by the DS Fund.

The Crossways Fund, Management LLC, Douglas Troob and Peter Troob have the shared power to dispose or to direct the disposition of the 80,540 shares of Common Stock individually beneficially owned by the Crossways Fund.

The Distressed Segregated Portfolio, Offshore Management LLC, Douglas Troob and Peter Troob have the shared power to dispose or to direct the disposition of the 302,325 shares of Common Stock individually beneficially owned by the Distressed Segregated Portfolio.

The ORYX Portfolio, Offshore Management LLC, Douglas Troob and Peter Troob have the shared power to dispose or to direct the disposition of the 154,700 shares of Common Stock individually beneficially owned by the ORYX Portfolio.

ITEM 10.   CERTIFICATION.

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:  February 12, 2010

TCM MPS SERIES FUND LP – DISTRESSED SERIES
By: Troob Capital Management LLC
As General Partner

By: /s/ Douglas M. Troob
        Douglas M. Troob, Managing Member

TCM MPS SERIES FUND LP – CROSSWAYS SERIES
By: Troob Capital Management LLC
As General Partner

By: /s/ Douglas M. Troob
        Douglas M. Troob, Managing Member

TCM MPS LTD. SPC - DISTRESSED SEGREGATED PORTFOLIO
By its sole director Troob Directors LLC

By: /s/ Douglas Troob
Name:   Douglas Troob
Title:  Managing Member

TCM MPS LTD. SPC - ORYX SEGREGATED PORTFOLIO
By its sole director Troob Directors LLC

By: /s/ Douglas Troob
Name:   Douglas Troob
Title:  Managing Member

TROOB CAPITAL MANAGEMENT LLC

By: /s/ Douglas M. Troob
        Douglas M. Troob, Managing Member

TROOB CAPITAL MANAGEMENT (OFFSHORE) LLC

By: /s/ Douglas M. Troob
        Douglas M. Troob, Managing Member

/s/ Douglas M. Troob
    Douglas M. Troob

/s/ Peter J. Troob
    Peter J. Troob